UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  American IR Technologies, Inc.
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0440536
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


 3110 South Valley View Blvd.,                  89102
           Suite 201
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 368-4571


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 7,135,267 issued and outstanding as of September 22, 2000.


/1/



                         TABLE OF CONTENTS

                                                              Page
Part I......................................                    3
      Item  Description of Business......................       3
      1.
      Item  Management's Discussion and Analysis and Plan of    8
      2.    Operation........
      Item  Description of Property.......................      9
      3.
      Item  Security Ownership of                               9
      4.    Management.................
      Item  Directors and Executive                            10
      5.    Officers....................
      Item  Executive Compensation.......................      11
      6.
      Item  Certain Relationships and Related                  12
      7.    Transactions...............
      Item  Description of                                     12
      8.    Securities........................

Part II........................................                13
      Item  Market for Common Equity and Related Stockholder   13
      1.    Matters.......
      Item  Legal Proceedings.........................         13
      2.
      Item  Changes in and Disagreements with                  13
      3.    Accountants............
      Item  Recent Sales of Unregistered                       13
      4.    Securities..................
      Item  Indemnification of Directors and                   13
      5.    Officers...............

Part F/S.....................................                  15
      Item  Financial Statements........................       F-1
      1.

Part III......................................                 16
      Item  Index to Exhibits...........................       16
      1.

/2/


                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
  2.   Our ability to generate customer demand for our products;
  3.   The intensity of competition; and
  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;
  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
  3. Comply with prerequisites for listing of our securities on the NASD OTCBB.

Item 1.     Description of Business

A.   Business Development and Summary

  We  were formed as a Nevada Corporation on October 29, 1999 under
the   name   American  IR  Technologies,  Inc.   Our  articles   of
incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a
necessary   step   to  have  our  stock  listed   on   the   OTCBB.
Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC
rules.   Presently, we have no market maker, nor have we  discussed with any market maker or registered broker any aspect of our operations.

  We provide consumer electronic products that target the home health and safety markets. We have developed a portable infrared sensor security system that can function at a distance of up to 75 feet and under varying light exposures. Our products are designed to achieve optimum performance under battery power allowing for complete, wireless portability.


 /3/


  We   have  entered  into  licensing  agreements  to  aid  in  the distribution of our products to the marketplace:

  1. Our technology license agreement provides us with the right to access infrared technology developed by American Infrared Technologies, Inc., an affiliated Canadian corporation under common ownership.

  2. We will distribute infrared products, derived from the technology agreement with American Infrared Technologies, Inc., through WellMike Enterprise Company, Ltd., a Hong Kong corporation.

  We are a small company that develops and markets consumer electronics and we face all of the risks inherent in a competitive environment. We have yet to generate revenues. We face competition from various consumer electronics companies. Many of our competitors have significantly greater financial, technical and marketing resources than we do. Competition may limit our ability to generate sufficient sales to meet our financial obligations and continue operations.

B.   Business of Issuer

  (1)  Principal products and principal markets

  Our initial product offering is the "Safety Beam," which is based on our portable, dedicated-beam infrared sensor system. The system can operate on AC power for ease of use. The Safety Beam consists of two units: a transmitter and a receiver. The two units interlock with each other for ease of portability. When separated, the transmitter emits an infra red signal to the receiver than cannot be duplicated or interfered with. This signal is self-aligning and can cover a distance of up to 75 feet in varying light conditions.

  The Safety Beam alerts users to movements within a monitored zone by emitting an alarm. The Safety Beam can be used indoors or outdoors and functions as:

  1.   A safety alert while traveling, at home or at the office and

  2.   An area alarm for children, pets and outdoor locations.

  We plan to subsequently offer the following products:

  1. STM Personal Alarm - a personal alarm that can be activated under distress emitting a 130 decibel pulse tone, as well as an additional emergency alert with a high-intensity, flashing red light;

  2. Cupboard Light - a supplemental lighting device to be installed in low light areas such as a cupboard, tool boxes, fishing tackle boxes and other portable containers;

  3. Garage Parking Wand - a wand that stands upright with a sensor section to notify the driver that he/she has reached their desired stop point, avoiding collision with other objects;

  4. Electronic Peep-Hole - a 180 degree spherical sensor that detects the presence of an individual at the door, which utilizes a heat sensing device, and indicated by a glowing LED;

  5. GP Sensor - detector units to be utilized in the garage to monitor and identify an incoming vehicle with a loud chirp;

  6. Vent Sense - a smoke and carbon monoxide sensor that once installed, would shut down heating/AC duct systems upon fire detection; and

  7. Silent Call - a two-unit system, made up of a telephone connector and pager units, that vibrates and flashes a pleasant green light to alert the user of incoming calls.

  Most of these subsequent product offerings have already been developed as prototypes. Specifically, prototypes have been developed for all products listed above except for the Vent Sense and Silent Call system. None of our prototypes require specific product testing or regulatory approvals. We intend to begin marketing these items when we determine the feasibility of each, based on a case-by-case assessment.

/4/

  However, we are a development stage company with a limited operating history. If we are unable to foster market acceptance and generate awareness of our products through marketing and advertising, we may be unable to generate sales to sustain our operations.

  (2)  Distribution methods for our products

  We desire to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our products. Our strategy to achieve these desired results include the following key elements:

  1. Introducing new products to satisfy consumer needs and reach new customers,

  2.   Bolstering our Internet presence,

  3.   Forming additional strategic alliances, and

  4.   Building our brand equity.

  Introducing New Products to Satisfy Consumer Needs and Reach New
Customers

  We will attempt to develop and introduce innovative products to offer consumers added security and safety device options. We believe our products will fill the need in the market for affordable home safety and security solutions. The variety of our product line provides us with greater market opportunities to increase our customer base, thereby increasing sales revenues. In addition, we will be able to bundle together a variety of our products to increase our marginal revenue.

     Bolstering Our Internet Presence

  The Internet allows us to expand our geographical impact by reaching prospective customers and introduces greater efficiencies to our distribution channel. We have created an Internet presence at www.american-ir.com. We are continuing to design and develop our website as a mechanism for the marketing and sale of our products. Our website includes photographs and descriptions of our products, a section for press releases and information about our company.

     Forming Additional Strategic alliances

  We pursue strategic alliances with partners who have established operations. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where they already operate.

  We entered into a licensing agreement with WellMike Enterprise Company, a Hong Kong corporation, on November 30, 1999. According to this agreement, WellMike will sell and distribute our products in all regions outside of North America, including Germany, Japan and the United Kingdom. We will receive a royalty of $2.00 per unit of gross sales, in addition to 5% of gross sales, where we have an issued or applied patent, to be paid on a quarterly basis. This agreement is in effect for a period of three years from the date of the agreement.

  On December 22, 1999, we entered into a technology license agreement with American Infrared, an Alberta, Canada company. The license agreement provides us with the rights to all procedures, practices and intellectual property related to American Infrared's technologies and applications. According to this agreement, we have agreed to pay to American Infrared a royalty of 3%, monthly, of all revenues derived from the use of the technologies licensed from them. The term of the agreement is five years from the date of the agreement. In addition, we were granted a 30 day right of first refusal to license additional technologies developed, which are not included in the license agreement. We believe that the terms of the


/5/


technology license agreement were conducted under an arm's length transaction that appropriately represents fair market values for licensing proprietary technologies.

     Building Our Brand Equity

  We believe that building awareness of the American IR Technologies brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.

  Our marketing efforts have consisted of print and Internet advertising. We cannot assure you that we will be successful in attracting customers. If we fail to attract customers to use our products, we will be unable to generate revenues to support continuing operations.

  (3)  Status of any announced new product

  As of July 31, 2000, we have:

  1.   Developed and implemented a business plan,

  2. Recruited and retained an appropriate management team and board of directors,

  3.   Attained capital from an equity offering,

  4.   Developed our corporate web site at www.american-ir.com,

  5. Finalized development of our Safety Beam product and four other products with associated technology,

  6. Entered into agreements to retain the rights to infrared technology and to distribute products based on that technology,

  7.     Instituted   a  marketing  campaign  encompassing   print
    advertising, direct marketing and the Internet and

  8. Exhibited our Safety Beam and prototypes of our other products at the National Hardware Show where we were able to attract national television exposure.

  We have not yet commenced planned principal operations and have not generated any revenues. We are a development stage company, and as such, we have no new products to announce. We intend to compete by offering a wide range of products to consumers. Our goal is to ensure consumer satisfaction with our products and to develop strategic relationships to increase the number of our product offerings.

  (4)  Industry background

  Issues such as the quality of life and personal safety are still important to most people, even though overall crime statistics are modestly down. Consumers are looking to increase their comfort level and find products that can assist them with their daily life. Awareness is increasing and more and more people are finding ways to better protect themselves, their families and their property against burglary, assault and violence. This awareness has caused an increase in the demand for personal safety devices and home security systems.

  We operate in a highly competitive market and compete with a variety of organizations that offer products similar to those we offer. Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.


/6/


  Our ability to compete depends in part on:

  1. The level of growth in the need for products such as those we distribute;

  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   Our ability to generate brand awareness; and

  4.   Our ability to market our products to consumers.

  Failure to address these risks could affect the profitability of our business.

  (6) Customers

  Our focus is on developing our brand recognition and a quality reputation for our products. To that end, we have developed marketing literature, product packaging and sales kits. These advertising materials are distributed to prospective wholesalers, retailers and consumers at trade shows, used in trade and industry publications and circulated on our website.

  We have developed a web site for American IR at www.american-ir.com. The website draws attention to our corporate goals and our consumer products. Visitors can browse our current and potential product offerings, where we provide descriptions and functions of each of our various products.

  We also plan to pursue networking opportunities. The consumer electronics industry offers conferences, seminars and meetings for all industry segments each year. We have designed portable exhibition displays that are used for these trade shows. We have also produced prototypes that are displayed and exhibited at our booths for show-goers to experience. We have attended, and will continue to attend, various conferences across North America. Our exhibit at the National Hardware Show was featured in a national broadcast and on other news and specialty television programs.

  For our initial nine month operating period ended July 31, 2000, we did not generate any revenues. Our business is dependent on revenues from sales of our products and on royalties collected from sales of our products by WellMike Enterprise. If WellMike or we fail to market our products and thereby attract customers, we will be unable to generate sufficient revenue to continue operations.

  (8) Regulation

  Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we may be required to obtain licenses or permits to comply with standards governing employee selection and training, and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could prevent us from conducting business.

  Our advertising and sales practices are regulated by both the Federal Trade Commission and state consumer protection laws. Such regulations include restrictions on the manner in which we promote the sale of consumer electronics and our obligation to provide purchasers of certain products with certain rescission rights. While we believe that we comply with these regulations in all material respects, we cannot guarantee that we have not violated these regulations in connection with the manufacture and distribution of our products.

  (9) Effect of existing or probable government regulations

  We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations. We are not aware of any probable government regulations that may adversely affect our business.


/7/


  (12) Employees

  We presently have eight full-time and no part-time employees. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

Item 2.     Management's Plan of Operation

Forward Looking Statements

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) We are in the development stage. For our initial nine month operating period ended July 31, 2000, we have not generated any revenues and have devoted our efforts primarily to developing our products, implementing our business strategy and raising working capital through equity financing. Our revenues will be primarily dependent upon our ability to market and distribute our consumer electronics products. Our priorities for the next 12 months of operations are:

  1. Continue to market and advertise our products to attract retailers and wholesalers to begin generating sales of our products;

  2.   Introduce new products and associated technologies;

  3. Expand corporate staffing and facilities as operations permit and growth requires;

  4. Establish a research and development team to create further market opportunities; and

  5.   Develop further strategic relationships.

  Realization of sales of our products during the fiscal year ending December 31, 2000 is vital to our plan of operations. We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the consumer electronics market could force us out of business.

(2) We had a net loss of $174,256 on no revenues since our inception on October 29, 1999. To fund fiscal 2000 operations, we believe our current financial resources and ability to generate revenues will not be adequate to fund our operations and provide for our working capital needs through December 2000.

  Although we have not realized any sales revenues, we have four outstanding purchase orders for our Safety Beam as follows:


/8/


             Name of the company purchase      Number of units
                         order              purchase order is for
              for the Safety Beam is with
             =============================  =====================

                   Heartland America                 244
                8085 Century Boulevard
                Chaska, Minnesota 55318

                National Shopping Club               450
               1225 Broken Sound Parkway
                     N.W., Suite C
               Boca Raton, Florida 33487

                        GABOTEX                     2,000
                       VIP GmbH
                     Lennestrasse3
                   58507 Ludenscheid

              Stealth Alarm Systems, Inc.            215
               120, 3510 - 29 Street NE
               Calgary, Alberta T2H 7E5


  However,  we  may  need to obtain additional  funding  through  a public or private offering of equity or debt. We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. In addition, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 3110 South Valley View Boulevard, Suite #201, Las Vegas, Nevada 89102. We sublease this approximately 400 square foot office space on a 12-month lease at a rate of $300 per month. The current lease will expire on December 1, 2000. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 22, 2000 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.


/9/


  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

     Name and Address           Shares        Percentage of Shares
                             Beneficially          Outstanding
                                 Owned
     ================        ============     ====================

  Ron Ryan                     4,500,000             63.07%
  3110 S. Valley View
  Blvd, Ste. #201
  Las Vegas, Nevada 89102

  Gerald Peatz                 1,500,000             21.02%
  3110 S. Valley View
  Blvd, Ste. #201
  Las Vegas, Nevada 89102
  ---------------------------------------------------------------
  Total ownership by our       6,000,000             84.09%
  officers and directors
  (two individuals)

B.   Persons Sharing Ownership of Control of Shares

  No person other than Ron Ryan and Gerald Peatz owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

             Name       Age         Position           Appointed
           -------     -----    ----------------      -----------
           Ron Ryan      45    President, CEO and     November 1,
                                    Director              1999
         Gerald Peatz    50   Secretary, Treasurer    November 1,
                                  and Director            1999

B.   Work Experience

  Ron Ryan, President, CEO and Director - Mr. Ryan is a seasoned entrepreneur with more than 20 years experience in business. After attending St. Francis Xavier University, Class of '78, on a combined athletic and academic scholarship, and various business activities, he began to pursue the field of product development in 1985. Over the next decade Mr. Ryan honed his skills in the areas of intellectual property and marketing. This resulted in a system that Mr. Ryan conceptualized and authored which allow for rapid and efficient product development for delivery to the market. Mr. Ryan has been sought to develop products and technologies for various corporations such as Westinghouse, Honeywell, American Sensors and Chubb Security. He has consulted and assisted in various product categories with corporations such as Black and Decker and Winner International in the United States and in the Orient with companies such as WellMike Enterprises, and Automatic Manufacturing, Ltd. In 1996, Mr. Ryan co-founded TVR Technologies Inc., and participated in the day-to-day operations as the President for the next two years. He co-invented the Universal Infra Red receiver technology that is utilized for the TVR product
line.   Mr. Ryan led the company


/10/


from idea to international patent
applications; joint venture partnership with Orient production; full production ready, regulatory approved product; and technology licensing. Mr. Ryan has been an invited lecturer at the University of Toronto's MBA program on entrepreneurship; at Ryerson Polytechnic University on the application of new technologies in business; and at Metro Toronto's Small Business Incubator Program for new entrepreneurs.

  Gerald Peatz - Secretary, Treasurer and Director, Mr. Peatz was formerly a President, Chief Financial Officer and Director of AutoEye Inc., a high-tech company that represented a new and exciting proprietary technology, which evolved into the first wireless retrievable utility network. This wireless retrievable utility network was the development of a radio frequency network monitored system applied for vehicles and transportation equipment. During his tenure both as Chief Financial Officer and subsequently as President, he was directly involved in establishing the company and development of the technology for this start-up company. Another major responsibility for Mr. Peatz was coordinating with financiers to raise equity capital equivalent to $2,000,000 USD and the preparation to enter the public market in the over-the-counter bulletin board. Mr. Peatz has accumulated in excess of 20 years experience, with 15 years in the role of Chief Financial Officer, for various privately held companies. As a professional accountant, Mr. Peatz started work as a cost accountant with Dominion Bridge for six years. He has five years experience as an auditor for Revenue Canada. In addition, Mr. Peatz has worked for 15 years in the manufacturing, high technology and engineering environment, in a wide range of roles including cost accountant, controller, human resources, credit, contract administrator and computer administrator. Mr. Peatz joined a national Buying Group as Chief Financial Officer. Mr. Peatz is a Certified Management Accountant.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. All executive officers prior to September 29, 2000, did not draw a formal salary or informal compensation from us. Over the next 12 months, however, each executive officer is expected to draw the following annual compensation. We do not currently have an employee stock option plan.

           Name           Capacities in which            Annual
                       Remuneration was Recorded      Compensation
          ------       -------------------------      ------------
          Ron Ryan     President, CEO and Director       $35,000

           Gerald        Secretary, Treasurer and        $35,000
           Peatz                Director

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from October 29, 1999 to September 22, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

  On November 30, 1999, we entered into a three-year licensing agreement with WellMike Enterprise Company, Ltd., a Hong Kong corporation. According to this agreement, WellMike will sell and distribute our products in all regions outside of North America, including Germany, Japan and the United Kingdom.


/11/


We will receive a
royalty of $2.00 per unit of gross sales, in addition to 5% of gross sales, where we have an issued or applied patent, to be paid on a quarterly basis in U.S. currency.

  On December 22, 1999, we entered into a five-year technology license agreement with American Infrared Technologies, Inc., an Alberta, Canada corporation. The license agreement provides us with the rights to all procedures, practices and intellectual property related to American Infrared's technologies and applications. According to this agreement, we have agreed to pay to American Infrared a royalty of 3%, monthly, of all revenues derived from the use of the technologies licensed from them. In addition, we were granted a 30 day right of first refusal to license additional technologies, developed by American Infrared, not included in the license agreement.

  American Infrared Technologies, Inc. is under common ownership with our principals. Mr. Gerald Peatz oversees operations of American Infrared and Mr. Ron Ryan oversees our operations. We believe that the terms of the technology license agreement were conducted under an arm's length transaction that appropriately represents fair market values for licensing proprietary technologies. Depicted below is the ownership of both American Infrared Technologies, Inc. and us by Messieurs Ryan and Peatz:

                        American Infrared         American IR
                           Technologies       Technologies, Inc.
 Name of Individual   (Alberta corporation)  (Nevada Corporation)
 ------------------   ---------------------  --------------------
      Ron Ryan              3,000,000              4,500,000

    Gerald Peatz            1,000,000              1,500,000

Item 8.     Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share and 5,000,000 shares of preferred stock, par value. As of September 22, 2000, we had 7,135,267 shares of common stock outstanding. To date, we have not issued preferred stock. The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/12/




                              Part II

Item  1.      Market  for  Common Equity  and  Related  Stockholder
Matters

A.    Market Information

  There is no current market for our common equity.

B.    Holders

  As of September 22, 2000, we had approximately 60 stockholders of record.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On November 1, 1999, we issued 6,000,000 shares of our common stock with a par value of $0.001 per share to two founding shareholders. The shares were issued in exchange for cash totaling $7,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On July 31, 2000, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 961,175 shares of common stock, par value, at a price of $0.20 per share to approximately 57 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $63,400 in cash and $128,835 represents services rendered.

  On July 31, 2000, we issued 174,092 shares to one individual shareholder in exchange for services rendered at a rate of $0.20 per share. All shares issued in this transaction were issued under Section 4(2) of the Securities Act of 1933.

Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful


/13/


 .
                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

  a) American IR Technologies, Inc.                    Page

G. Brad Beckstead, CPA                                  F-1

Balance  Sheet  as  of July  31,  2000  and             F-2
December 31, 1999

Income  Statement  for the  periods  ending
July 31, 2000
and December 31, 1999 and for the period
October   29,  1999  (Date  of   Inception)
through July 31, 2000                                   F-3

Statement of Stockholder's Equity  for  the
periods  ending July 31, 2000 and  December
31, 1999 and for the period
October   29,  1999  (Date  of   Inception)
through July 31, 2000                                   F-4

Statement  of  Cash Flows for  the  periods
ending July 31, 2000
and December 31, 1999 and for the period
October   29,  1999  (Date  of   Inception)
through July 31, 2000                                   F-5

Footnotes                                               F-6



/14/















                  American IR Technologies, Inc.
                   (A Development Stage Company)

                           Balance Sheet
                               as of
                         July 31, 2000 and
                         December 31, 1999

                                and

                       Statements of Income,
                     Stockholders' Equity, and
                            Cash Flows
                      for the periods ending
                         July 31, 2000 and
                        December 31, 1999,
                        and for the period
               October 29, 1999 (Date of Inception)
                              through
                           July 31, 2000





                         TABLE OF CONTENTS





                                                   PAGE

Independent Auditor's Report                         1

Balance Sheet                                        2

Income Statement                                     3

Statement of Stockholders' Equity                    4

Statement of Cash Flows                              5

Footnotes                                            6






G. BRAD BECKSTEAD
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.528.1984
                                                   425.928.2877efax

                   INDEPENDENT AUDITOR'S REPORT


September 5, 2000

Board of Directors
American IR Technologies, Inc.
3110 S. Valley View, Ste. 105
Las Vegas, NV 89102

I have audited the Balance Sheet of American IR Technologies, Inc.(the "Company") (A Development Stage Company), as of July 31, 2000 and December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and the period October 29, 1999 (Date of Inception) to July 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of American IR Technologies, Inc., (A Development Stage Company), for the periods ending July 31, 2000 and December 31, 1999, and the related statements of income, equity and cashflows for the periods then ended, and the period October 29, 1999 (Date of Inception) to July 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  G. Brad Beckstead

G. Brad Beckstead, CPA






                  American IR Technologies, Inc.
                   (A Development Stage Company)

                           Balance Sheet



                                      July 31,        December
                                        2000             31,
                                                        1999
Assets

Cash and equivalents                  $ 23,134    $   8,375


Related party receivables
                                        19,640          -0-
                                        ------        -----

                                      $ 42,774    $   8,375
                                      ========    =========

Liabilities and Stockholders'
Equity

Accounts Payable
                                         1,795          295
                                         -----         ----

                                         1,795          295
                                         -----         ----
Common stock, $0.001 par value,
20,000,000 shares authorized;
7,135,267 and 6,000,000 shares
issued and outstanding at 7/31/00
and 12/31/99, respectively
                                         7,135        6,000


Preferred stock, $0.001 par value,
5,000,000 shares authorized; no
shares issued and outstanding at
7/31/00 and 12/31/99, respectively
                                           -0-          -0-


Additional paid-in capital             208,100       17,000

Retained earnings                    (174,256)     (14,920)
                                     ---------     --------


                                        40,979        8,080
                                     ---------     --------
                                     $  42,774     $  8,375
                                     =========     ========







    See accompanying Independent Auditor's Report and notes to financial statements.
                  American IR Technologies, Inc.
                   (A Development Stage Company)

                         Income Statement



                                                    October 29,
                              July 31,   December          1999
                                  2000        31,   (inception)
                                             1999     - July31,
                                                           2000

Revenue                          $ -0-      $ -0-         $ -0-


     General and               159,336     14,920       174,256
administrative expenses        -------     ------       -------

     Net loss               $(159,336)  $(14,920)    $(174,256)
                            ==========  =========    ==========



     Weighted average
number of
          common shares      7,135,267  6,000,000     7,135,267
outstanding

     Net loss per share          $ -0-      $ -0-         $ -0-
                                 =====      =====         =====
















    See accompanying Independent Auditor's Report and notes to financial statements.
                  American IR Technologies, Inc.
                   (A Development Stage Company)

           Statement of Changes in Stockholders' Equity




                                         Deficit
                                         Accumul
                                Additi    ated     Total
                Common  Stock    onal    During   Stockhol
                Shares  Amount  Paid-    Develop   ders'
                                  in      ment     Equity
                                Capital   Stage
                ------  ------  -------  -------   ------


November 1,
1999           6,000,  $ 6,000 $ 1,000   $ -0-    $ 7,000
Issued for        000
cash

November 3,
1999                               200                200
Additional
paid-in
capital

November 9,
1999                               800                800
Additional
paid-in
capital

December 20,
1999                            15,000             15,000
Additional
paid-in
capital

Net Loss,
October 29,
1999
(inception) to                         (14,920)  (14,920)
December 31,
1999
              -------------------------------------------
Balance as of
December 31,    6,000,    6,000 17,000  (14,920)    8,080
1999               000

July 31, 2000
Stock issued
for cash        317,000    317  63,083             63,400
pursuant to
504 offering

July 31, 2000
Stock issued    818,267    818 128,017            128,835
for services

Net Loss,
July 31, 2000                         (159,336)  (159,336)


Balance as of
July 31, 2000
               7,135,  $7,135 $208,100 $(174,256)  $40,979
                  267
               ======  ======  ======= ==========  =======







    See accompanying Independent Auditor's Report and notes to financial statements.
                  American IR Technologies, Inc.
                   (A Development Stage Company)

                      Statement of Cash Flows

                               Period     Period    October
                               ended      ended       29,
                              July 31,   December    1999
                                2000       31,     (inceptio
                                           1999       n)
                                                    - July
                                                   31, 2000

CASH FLOWS FROM OPERATING
ACTIVITIES

     Net loss               $ (159,336) $ (14,920) $ (174,256)

     Stock issued for                            -   128,835
services                        128,835

     Increase in accounts
receivable                     (19,640)          -  (19,640)

     Increase in accounts
payable                           1,500        295     1,795
                                -------      -----    ------
     Net cash used by
operating activities           (48,641)   (14,625)  (63,266)
                               --------   --------  --------
CASH FLOWS FROM INVESTING
ACTIVITIES

     Net cash used by
investing activities                -0-        -0-       -0-
                                -------    -------   -------

CASH FLOWS FROM FINANCING
ACTIVITIES

     Issuance of common             317      6,000     6,317
stock

     Additional paid-in
capital                          63,083     17,000    80,083
                                -------    -------   -------
     Net cash provided by
financing activities             63,400     23,000    86,400
                                -------    -------   -------
     Beginning cash
                                  8,375        -0-       -0-
                                -------    -------   -------
     Ending cash
                               $ 23,134   $  8,375  $ 23,134
                               ========   ========  ========


NON-CASH TRANSACTIONS

     Interest expense
                                    -0-        -0-       -0-
     Income taxes
                                    -0-        -0-       -0-
     Stock issued for
services:
          Issuance of common          $          $         $
stock                               818        -0-      ,818
          Additional paid-in
capital                       $ 128,017      $ -0- $ 128,017






    See accompanying Independent Auditor's Report and notes to financial statements.
                  American IR Technologies, Inc.
                   (A Development Stage Company)

                             Footnotes


Note 1 - History and organization of the company

The Company was organized October 29, 1999 (Date of Inception) under the laws of the State of Nevada, as American IR Technologies, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Accounting method

 The Company reports income and expenses on the accrual method.

Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

 The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of July 31, 2000.

Reporting on the costs of start-up activities

 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share

 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends

 The  Company has not yet adopted any policy regarding  payment  of
 dividends.   No  dividends  have  been  paid  or  declared   since
 inception.

Year end

 The Company has adopted December 31 as its fiscal year end.






                   American IR Technologies, Inc.
                   (A Development Stage Company)

                             Footnotes

Note 3 - Income taxes

Income  taxes  are  provided  for using  the  liability  method  of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended June 30, 2000 due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations.

Note 4 - Stockholder's equity

On November 1, 1999, the Company issued 6,000,000 shares of its $0.001 par value common stock to its directors cash in the amount of $7,000. Of the total, $6,000 is considered cash for common stock, and $1,000 is considered additional paid-in capital.

On  November 3, 1999, the Company's directors issued $200 cash  for
organization  costs.   The  $200 is considered  additional  paid-in
capital.

On  November 9, 1999, the Company's directors issued $800 cash  for
organization  costs.   The  $800 is considered  additional  paid-in
capital.

On December 20, 1999, $15,000 was received into the Company and is considered additional paid-in capital.

On July 31, 2000, the Company closed its Securities and Exchange Commission Rule 504 offering of its $0.001 par value common stock and issued 961,175 shares at $.20 per share for a total offering amount of $192,235, of which $63,400 represents cash received and $128,835 represents services received. Of the total amount, $1,135 represents common stock, and $191,100 represents additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

American Infrared Technologies, Inc., a Canadian company wholly-owned by the Company's officers and directors has donated capital for organizational and administrative costs. Such donated capital has been treated as additional paid-in capital by the Company and is not expected to be repaid. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.


                  American IR Technologies, Inc.
                   (A Development Stage Company)

                             Footnotes

Note 8 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure that could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.






                             Part III

Item 1.        Index to Exhibits

Exhibit    Name and/or Identification of Exhibit
Number

    3      Articles of Incorporation & By-Laws
              a.  Articles of Incorporation of the Company filed
           October 29, 1999
              b.  By-Laws of the Company adopted November 1, 1999

   10      Material Contracts
              a.  Technology License Agreement with American
           Infrared Technologies, Inc.
              b.  License Agreement with WellMike Enterprise
           Company, Ltd.

   23      Consent of Experts and Counsel
              Consents of independent public accountants

   27      Financial Data Schedule
              Financial Data Schedule of American IR
           Technologies, Inc. ending July 31, 2000



/25/



                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  American IR Technologies, Inc.
                           (Registrant)

Date:     September 22, 2000


By:  /s/ Ron Ryan

     Ron Ryan, President, CEO and Director


By:  /s/ Gerald Peatz

     Gerald Peatz, Secretary, Treasurer and Director


/26/